SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SMART SHARE GLOBAL LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value of US$0.0001 per share

(Title of Class of Securities)

83193E 102**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 83193E 102 has been assigned to the American Depositary Shares (“ADSs”) of Smart Share Global Limited (the “Issuer”), which are quoted on the Nasdaq Global Select Market under the symbol “EM.” Each ADS represents two Class A ordinary shares of the Issuer. There is no CUSIP number assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Xiaomi Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 46,977,051 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 46,977,051 Class A ordinary shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,977,051 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.9% (or 3.9% of the aggregate voting power)(2)
12	Type of Reporting Person CO

(1)

Represents (i) 34,916,455 Class A ordinary shares directly held by People Better Limited, a British Virgin Islands company; (ii) 4,600,000 Class A ordinary shares, in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in British Virgin Islands; and (iii) 7,460,596 Class A ordinary shares, in the form of ADSs, directly held by ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED, a Hong Kong company. Each of People Better Limited and Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation. ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is controlled by Xiaomi Corporation.

(2)

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2022.

1	Name of Reporting Person Fast Pace Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 39,516,455 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 39,516,455 Class A ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,516,455 Class A ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.5% (or 3.3% of the aggregate voting power)(2)
12	Type of Reporting Person CO

(1)

Represents (i) 34,916,455 Class A ordinary shares directly held by People Better Limited, a British Virgin Islands company; and (ii) 4,600,000 Class A ordinary shares, in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands, both of which are wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(2)

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2022.

1	Name of Reporting Person People Better Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 34,916,455 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 34,916,455 Class A ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,916,455 Class A ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.6% (or 2.9% of the aggregate voting power)(2)
12	Type of Reporting Person CO

(1)

Represents 34,916,455 Class A ordinary shares directly held by People Better Limited, a British Virgin Islands company. People Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(2)

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2022.

1	Name of Reporting Person Green Better Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,600,000 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,600,000 Class A ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,000 Class A ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.9% (or 0.4% of the aggregate voting power)(2)
12	Type of Reporting Person CO

(1)

Represents 4,600,000 Class A ordinary shares, in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands. Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(2)

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2022.

1	Name of Reporting Person ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,460,596 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,460,596 Class A ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,460,596 Class A ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.4% (or 0.6% of the aggregate voting power)(2)
12	Type of Reporting Person CO

(1)	Represents 7,460,596 Class A ordinary shares, in the form of ADSs, directly held by ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED, a Hong Kong company controlled by Xiaomi Corporation.
(2)

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2022.

Item 1(a). Name of Issuer:

Smart Share Global Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

People’s Republic of China

Item 2(a). Name of Person Filing:

(i)	Xiaomi Corporation;

(ii)	Fast Pace Limited;

(iii)	People Better Limited;

(iv)	Green Better Limited; and

(v)	ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED (collectively, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

(i)	Xiaomi Corporation

c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

(ii)	Fast Pace Limited

c/o Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town

Tortola, British Virgin Island

(iii)	People Better Limited

c/o Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110, British Virgin Islands

(iv)	Green Better Limited

c/o Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110, British Virgin Islands

(v)	ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED

Unit 2, LG 1, Mirror Tower, 61 Mody Road

Tsim Sha Tsui, Kowloon

Hong Kong, SAR

Item 2(c) Citizenship:

(i)	Xiaomi Corporation – Cayman Islands

(ii)	Fast Pace Limited – British Virgin Islands

(iii)	People Better Limited – British Virgin Islands

(iv)	Green Better Limited – British Virgin Islands

(v)	ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED – Hong Kong, SAR

Item 2(d). Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary shares is convertible at the option of the holder at any time into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to ten (10) votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e). CUSIP Number:

83193E 102

This has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “EM.” Each ADS represents two Class A ordinary shares of the Issuer. There is no CUSIP number assigned to the Class A ordinary shares.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4. Ownership:

Reporting Person	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power(1)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Xiaomi Corporation	46,977,051	(2)	8.9%	3.9%	46,977,051	(2)	0	46,977,051	(2)	0
Fast Pace Limited	39,516,455	(3)	7.5%	3.3%	39,516,455	(3)	0	39,516,455	(3)	0
People Better Limited	34,916,455	(4)	6.6%	2.9%	34,916,455	(4)	0	34,916,455	(4)	0
Green Better Limited	4,600,000	(5)	0.9%	0.4%	4,600,000	(5)	0	4,600,000	(5)	0
ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED	7,460,596	(6)	1.4%	0.6%	7,460,596	(6)	0	7,460,596	(6)	0

(1)

The percentage of class of securities beneficially owned by each reporting person and the voting power represented thereby are based on a total of 526,872,147 issued and outstanding ordinary shares (being the sum of 452,898,177 Class A ordinary shares, with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2022.

(2)

Represents (i) 34,916,455 Class A ordinary shares directly held by People Better Limited, a British Virgin Islands company; (ii) 4,600,000 Class A ordinary shares, in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in British Virgin Islands; and (iii) 7,460,596 Class A ordinary shares, in the form of ADSs, directly held by ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED, a Hong Kong company. Each of People Better Limited and Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation. ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED is controlled by Xiaomi Corporation.

(3)

Represents (i) 34,916,455 Class A ordinary shares directly held by People Better Limited, a British Virgin Islands company; and (ii) 4,600,000 Class A ordinary shares, in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands, both of which are wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(4)

Represents 34,916,455 Class A ordinary shares directly held by People Better Limited, a British Virgin Islands company. People Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(5)

Represents 4,600,000 Class A ordinary shares, in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands. Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(6)	Represents 7,460,596 Class A ordinary shares, in the form of ADSs, directly held by ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED, a Hong Kong company controlled by Xiaomi Corporation.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

XIAOMI CORPORATION

By:	/s/ Jun Lei
	Name:	Jun Lei
	Title:	Director

FAST PACE LIMITED

By:	/s/ Alain Lam
	Name:	Alain Lam
	Title:	Director

PEOPLE BETTER LIMITED

By:	/s/ Alain Lam
	Name:	Alain Lam
	Title:	Director

GREEN BETTER LIMITED

By:	/s/ Alain Lam
	Name:	Alain Lam
	Title:	Director

ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED

By:	/s/ Feng Zhang
	Name:	Feng Zhang
	Title:	Director